UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Net Element, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64111R102

(CUSIP Number of Class of Securities)

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty 050008, Republic of Kazakhstan

7-727-2777-111

Novatus Holding PTE. Ltd.

Attention: Kenges Rakishev

22B Duxton Hill

Singapore 089605, Republic of Singapore

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64111R102

1.	Name of reporting person: Kenges Rakishev
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Kazakhstan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 357,084 (see Item 5)
	8.	Shared voting power 7,320,751 (see Item 5)
	9.	Sole dispositive power 357,084 (see Item 5)
	10.	Shared dispositive power 7,320,751 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,677,835
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.1%
14.	Type of reporting person HC; IN

SCHEDULE 13D

CUSIP No. 64111R102

1.	Name of reporting person: Novatus Holding PTE. Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 (see Item 5)
	8.	Shared voting power 7,320,751 (see Item 5)
	9.	Sole dispositive power 0 (see Item 5)
	10.	Shared dispositive power 7,320,751 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,320,751
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 14.4%
14.	Type of reporting person CO

This Amendment No. 2 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Kenges Rakishev (“Mr. Rakishev”), Mark Global Corporation (“Mark Global”) and Novatus Holding PTE. Ltd. (“Novatus”) (each of Mr. Rakishev and Novatus, a “Reporting Person” and collectively, the “Reporting Persons”) with the SEC on October 9, 2012, as amended by Amendment No. 1 to such statement filed with the SEC on June 11, 2013 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following information for updating:

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each director of Novatus are set forth on Schedule I hereto and are incorporated herein by reference. Novatus currently does not have any executive officers.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

In connection with a private placement of (i) shares of Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock Transaction”) and (ii) senior convertible notes and warrants (the “Debt Transaction”), in each case, by the Issuer (as described in the Issuer’s Current Report on Form 8-K filed with the SEC on May 1, 2015, to which reference is hereby made), each of the Reporting Persons entered into two separate Voting Agreements (collectively, the “Voting Agreements”) with the Issuer and certain other stockholders of the Issuer.

Pursuant to the Voting Agreements, the Reporting Persons (I) agreed to vote the shares of Common Stock beneficially owned by them (x) in favor of the Preferred Stock Transaction, including the issuance by the Issuer, for purposes of NASDAQ Listing Rules 5635(a) and (d), of Common Stock issued and issuable pursuant to the terms of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock upon conversion, amortization, payment of dividends, as part of the make-whole amount or otherwise of, or with respect to, the Series A Convertible Preferred Stock, in each case, without giving effect to the so-called “Exchange Cap” limiting the Issuer from issuing shares of Common Stock in excess of 19.999% of the amount of Common Stock issued and outstanding, and (y) in favor of the Debt Transaction, including the issuance by the Issuer for purposes of NASDAQ Listing Rule 5635(d), of Common Stock issued and issuable (1) pursuant to the terms of the senior convertible notes upon conversion, amortization, payment of interest, and as part of a make-whole amount, or otherwise of, or with respect to, the senior convertible notes and (2) upon exercise of the accompanying warrants, in each case, without giving effect to the so-called “Exchange Cap” limiting the Issuer from issuing shares of Common Stock in excess of 19.999% of the amount of Common Stock issued and outstanding, and (II) agreed to vote the shares of Common Stock beneficially owned by them against any action or agreement that would result in a breach of any covenant, representation, or warranty or any other obligation or agreement of the Issuer under the Securities Purchase Agreements for the Series A Convertible Preferred Stock and/or the senior convertible notes (as the case may be). The approvals described in clauses (I)(x) and (I)(y) above are hereby collectively referred to as “Stockholder Approval”. Additionally, under the Voting Agreements, each Reporting Person agreed (subject to certain exceptions) not to offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement or limitation on such Reporting Person’s voting rights, charge or other encumbrance of any nature whatsoever with respect to the Common Stock owned as of the date of the Voting Agreements and which may thereafter be acquired by such Reporting Person and any other securities, if any, which such Reporting Person was currently entitled to vote as of the date of the Voting Agreements, or after the date of the Voting Agreements, becomes entitled to vote, at any meeting of stockholders of the Issuer, or, directly or indirectly, initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing. Each of the Voting Agreements will terminate immediately following the occurrence of Stockholder Approval.

The foregoing description is qualified in its entirety by reference to the Voting Agreements and the definitive agreements with respect to the Preferred Stock Transaction and Debt Transaction. Copies of the Voting Agreements are attached hereto as Exhibits 99.3 and 99.4 and the terms thereof are incorporated herein by reference. Copies of the definitive agreements with respect to the Preferred Stock Transaction and Debt Transaction are attached as Exhibits 3.1, 4.1, 4.2, 10.1, 10.3, 10.4, 10.5 and 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2015 and the terms thereof are incorporated herein by reference.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter. In addition, the Reporting Persons may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding shares of Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis.

Except as set forth above and in Item 4 of the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a) (i) Novatus may be deemed to have beneficial ownership of 7,320,751 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 14.4% of the Common Stock, based on (x) 46,186,962 shares of Common Stock issued and outstanding as of May 14, 2015, as disclosed in the Form 10-Q filed by the Issuer with the SEC on May 14, 2015, plus (y) 4,768,212 shares of Common Stock issued by the Issuer on May 27, 2015, as disclosed in the Current Report on Form 8-K filed by the Issuer on May 27, 2015.

(ii) Mr. Rakishev may be deemed to have beneficial ownership of 7,677,835 shares of Common Stock consisting of (1) 357,084 shares of Common Stock held directly by Mr. Rakishev and (2) 7,320,751 shares of Common Stock held directly by Novatus, and all such shares of Common Stock represent beneficial ownership of approximately 15.1% of the Common Stock, based on (x) 46,186,962 shares of Common Stock issued and outstanding as of May 14, 2015, as disclosed in the Form 10-Q filed by the Issuer with the SEC on May 14, 2015, plus (y) 4,768,212 shares of Common Stock issued by the Issuer on May 27, 2015, as disclosed in the Current Report on Form 8-K filed by the Issuer on May 27, 2015.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in which Mr. Rakishev or Novatus may be deemed a member.

As a result of certain of the matters described in Item 4 of the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with the other stockholders party to the Voting Agreements. As of date hereof, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the other stockholders party to the Voting Agreements, based on available information, is 25,081,961, which represents approximately 49.2% of the Common Stock. The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other stockholders party to the Voting Agreements. Each of the Reporting Persons disclaims membership in any “group” with any person or entity and disclaims beneficial ownership of any shares of Common Stock owned by the other stockholders party to the Voting Agreements.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following information for updating:

Exhibit No.	Description

Exhibit 99.3	Voting Agreement, dated April 30, 2015, by and among the Issuer, Cayman Invest S.A, Kenges Rakishev, Novatus Holding PTE. Ltd., Oleg Firer, Beno Distribution, Ltd., Mayor Trans Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy.

Exhibit 99.4	Voting Agreement, dated April 30, 2015, by and among the Issuer, Cayman Invest S.A, Kenges Rakishev, Novatus Holding PTE. Ltd., Oleg Firer, Beno Distribution, Ltd., Mayor Trans Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2015

NOVATUS HOLDING PTE. LTD.

By:	/s/ Tom Häusler
Name:	Tom Häusler
Title:	Director

/s/ Kenges Rakishev
Kenges Rakishev

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.3	Voting Agreement, dated April 30, 2015, by and among the Issuer, Cayman Invest S.A, Kenges Rakishev, Novatus Holding PTE. Ltd., Oleg Firer, Beno Distribution, Ltd., Mayor Trans Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy.

Exhibit 99.4	Voting Agreement, dated April 30, 2015, by and among the Issuer, Cayman Invest S.A, Kenges Rakishev, Novatus Holding PTE. Ltd., Oleg Firer, Beno Distribution, Ltd., Mayor Trans Ltd., Steven Wolberg, James Caan, Jonathan New, David P. Kelley II, and William Healy.

Schedule I

The name of each director of Novatus Holding PTE. Ltd. is set forth below.

The business address of Siti Aishah Bte Mohamed is 9 Dairy Farm Road, #01-02, Dairy Farm, Singapore 679038, Republic of Singapore. The business address of Thomas Haeusler is 28 Tomlinson Road, #13-28, Kum Hing Court, Singapore 247854, Republic of Singapore.

The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Siti Aishah Bte Mohamed	Director or Latitude 1.1 Group PTE. Ltd.

Thomas Haeusler	Manager of a consulting company and lawyer